Item 77D: At the December 2003 Board meeting, the Board of Directors authorized the Fund to make investments in real estate, some or all of which may be subject to "triple net leases" (the "investments"), and that to minimize adverse tax consequences that might arise as a consequence of such investments, the Fund was authorized to organize a "private REIT" meeting the IRS standards for such a vehicle.